9 Raffles Place #42-02 Republic Plaza Singapore 048619 Tel: +65.6536.1161 Fax: +65.6536.1171 www.lw.com UEN No. T09LL1649F

FIRM / AFFILIATE OFFICES

March 27, 2025 Via EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549	Austin Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Milan Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Silicon Valley Singapore Tel Aviv Tokyo Washington, D.C.

Attention:	Suying Li and Angela Lumley

Re:	WNS (Holdings) Limited

Form 20-F for Fiscal Year Ended March 31, 2024

Form 10-Q for Fiscal Quarter Ended December 31, 2024

File No. 001-32945

Dear Ms. Li and Ms. Lumley:

On behalf of our client, WNS (Holdings) Limited (the “Company”), this letter confirms my telephone conversation with Ms. Li on March 26, 2025 regarding the Company’s request for an extension of time to respond to the comment letter dated March 14, 2025 from the staff of the Division of Corporation Finance.

As discussed, the Company requires additional time to prepare its response and currently expects to respond on or about April 1, 2025.

Please contact me at (65) 6437-5464 if you have any questions regarding this matter.

Sincerely,

/s/ Sharon Lau
Sharon Lau of LATHAM & WATKINS LLP

Cc:	Arijit Sen, Group Chief Financial Officer